SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

NATIONAL FUEL GAS COMPANY
 (Name of Issuer)

Common Stock, $1 Par Value
(Title of Class of Securities)

636180 10 1
(CUSIP Number)

February 19, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

      |_|      Rule 13d-1(b)

      |X|      Rule 13d-1(c)

      |_|      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 636180 10 1

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Bernard J. Kennedy

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|_| (b)|X|

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 4,491,139 Shares SHARED VOTING POWER 84,966 Shares SOLE DISPOSITIVE POWER 4,491,139 Shares SHARED DISPOSITIVE POWER 84,966 Shares

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,576,105 Shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12 TYPE OF REPORTING PERSON*

IN

* See Instructions before filing out.

SCHEDULE 13G

Item 1(a).     Name of Issuer:

      National Fuel Gas Company

Item 1(b).     Address of Issuer’s Principal Executive Offices:

      6363 Main Street
      Williamsville, NY 14221

Item 2(a)
& Item 2(c).     Name of Person Filing:

      Bernard J. Kennedy

Item 2(b).     Address of Principal Business Office or, if none, Residence:

      33 Ruskin Road
      Buffalo, NY 14226

Item 2(d).     Title of Class of Securities:

      Common Stock

Item 2(e)     CUSIP Number:

      636180 10 1

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or13d-2(c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under Section 15 of the Exchange Act;

(b)	|_| Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	|_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	|_| Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	|_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act of 1940; or

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned: 4,576,105 shares.

(b)     Percent of class: 5.4%

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 4,491,139 shares.

(ii)	Shared power to vote or direct the vote: 84,966 shares.

(iii)	Sole power to dispose or direct the disposition of: 4,491,139 shares.

(iv)	Shared power to dispose or direct the disposition of: 84,966 shares.

        Mr. Kennedy disclaims beneficial ownership of 8,200 shares held by the Kennedy Family Foundation, a New York not-for-profit corporation, of which Mr. Kennedy, his wife and son are directors.

        On February 19, 2004, Mr. Kennedy resigned from the Board of Directors of National Fuel Gas Company, and became eligible to report his holdings of National Fuel Gas Company common stock on Schedule 13G pursuant to Rule 13d-1(c).

Item 5. Ownership of Five Percent or Less of a Class.

      None.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      None.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being
            Reported on by the Parent Holding Company or Control Person.

      Inapplicable.

Item 8. Identification and Classification of Members of the Group.

      Inapplicable.

Item 9. Notice of Dissolution of Group.

      Inapplicable.

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 20, 2004

/s/ Bernard J. Kennedy